San Lotus Holding Inc.

3F B302C, No. 185 Kewang Road

Longtan Township, Taoyuan County 325

Taiwan (R.O.C.)

August 28, 2012

Securities and Exchange Commission, Division of Corporate Finance

Attn: Mr. Max A. Webb

100 F Street N.E.

Washington, D.C. 20549

Re:	San Lotus Holding Inc.

Registration Statement on Form S-1/A11

Filed July 25, 2012

File No. 333-176694

Dear Mr. Webb:

We are in receipt of your comment letter dated August 6, 2012 regarding the above-referenced filing. As requested in your letter, we have provided responses to the questions raised by the Commission’s Staff. For your convenience, the matters are listed below, followed by the Company’s responses.

Prospectus Summary, page 2

Emerging Growth Company Status, page 5

1.	Please explain to us the basis for your statement in the last paragraph that the election of the extended transition period for complying with new or revised accounting standards is “irrevocable if made.”

RESPONSE:	We have removed the language referring to the irrevocability of the emerging growth company status election.

2.	Significantly revise throughout this section to reflect your actual plan of operation and actual anticipated and current operations. The purchases of TBWTV Inc. shares, A Peace World Holding Inc. shares, A Benbow Holding Inc. shares, a condominium in California, and three vehicles in California are inconsistent with the specific description of business and plan of operation in Taiwan that you have laid out in this section. Revise to disclose your current status, timeline of material steps, realistic costs, and any need for additional capital. Your prospectus summary should include a brief summary of your timeline and costs.

RESPONSE:	We have revised our Description of Business and Prospectus Summary to detail how each of the above referenced items relates to our Taiwan travel agency.

Mr. Max A. Webb

Securities and Exchange Commission

August 28, 2012

3.	Please revise to discuss which of your officers reside in California and which reside in Taiwan.

RESPONSE:	The residences of each of our officers has been clearly stated in each of our officers’ respective biographies.

Security Ownership of Certain Beneficial Owners and Management, Page 32

4.	Please indicate the address of each beneficial owner.

RESPONSE:	We have revised the beneficial ownership table accordingly.

Signatures

5.	We note your response to our prior comment 17 and were unable to locate the revision to which you refer. Please revise the second half of the signature block so that it is also signed by someone with the indicated capacity of either principal accounting officer or controller. If a person is signing in multiple capacities, please indicate each capacity. Please refer to Instruction 1 to signatures on Form S-1.

RESPONSE:	We have amended the signature block accordingly.

Exhibit 5.1

6.	We note that the securities subject to this registration statement have already been issued. Please revise the first sentence of the last paragraph accordingly.

RESPONSE:	Counsel’s opinion letter has been revised accordingly.

7.	Please revise the last paragraph to specifically opine upon the shares being offered for resale by this registration statement.

RESPONSE:	Counsel’s opinion letter has been revised accordingly.

8.	Please revise to include counsel’s consent to being named in the prospectus and to filing the opiion as an exhibit to the registration statement.

RESPONSE:	Counsel’s opinion letter has been revised accordingly.

The Company acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Max A. Webb

Securities and Exchange Commission

August 28, 2012

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Chen Tseng Chih Ying
Chen Tseng Chih Ying, Chief Executive Officer and Director